14041189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53037

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NMS Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

433 North Camden Drive, 4th Floor
(No. and Street)

Beverly Hills (City) California (State) 90210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Trevor Saliba (310) 279-5116
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SS&G, Inc.
(Name – *if individual, state last, first, middle name*)

225 W. Illinois Street, (Address) Chicago (City) Illinois (State) 60654 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 10 2014
REGISTRATIONS BRANCH
19

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Trevor Saliba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NMS Capital Securities, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

~~Notary Public~~ JOHN JUSTIN SHAW

JOHN JUSTIN SHAW
Commission # 1965995
Notary Public - California
Los Angeles County
My Comm. Expires Jan 8, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NMS CAPITAL SECURITIES, LLC

TABLE OF CONTENTS

SS&G

Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' REPORT

Chicago Office
225 West Illinois Street
Chicago, IL 60654
312-863-2300
fax: 312-863-2301
www.SSandG.com

To the Board of Directors
NMS Capital Securities, LLC
Chicago, Illinois

Report on the Financial Statements

We have audited the accompanying financial statements of NMS Capital Securities, LLC (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence that we obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NMS Capital Securities, LLC, as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The Supplementary Information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in the Supplementary Information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in the Supplementary Information is fairly stated in all material respects in relation to the financial statements as a whole.

SS&G, Inc.

February 28, 2014

SS&G

www.SSandG.com

NMS CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2013
ASSETS		
CURRENT ASSETS		
Cash	$	73,605
Accounts receivable, net of allowance of $48,000		10,231
Other current assets		5,083
TOTAL CURRENT ASSETS	$	88,919
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	9,665
Related party payable		16,500
TOTAL CURRENT LIABILITIES		26,165
MEMBER'S EQUITY		62,754
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	88,919

See accompanying notes to financial statements.

NMS CAPITAL SECURITIES, LLC

STATEMENT OF OPERATIONS

	FOR THE YEAR ENDED DECEMBER 31, 2013
REVENUES	
Fee income	$ 1,149,504
Fee reimbursements	1,891
	1,151,395
OPERATING EXPENSES	
Management fees	862,500
Commissions and brokerage fees	180,362
Professional fees	41,050
Office rent	18,000
Regulatory and membership fees	18,931
Bad debt expense	85,500
General and administrative	505
TOTAL OPERATING EXPENSES	1,206,848
OPERATING LOSS	(55,453)
OTHER INCOME	
Interest income	11
NET LOSS	$ (55,442)

See accompanying notes to financial statements.

NMS CAPITAL SECURITIES, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

BALANCE – January 1, 2013	$ -
Additions (Deductions)	-
BALANCE – December 31, 2013	$ -

See accompanying notes to financial statements.

NMS CAPITAL SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

BALANCE – January 1, 2013	$ 118,196
Net loss	(55,442)
BALANCE – December 31, 2013	$ 62,754

See accompanying notes to financial statements.

NMS CAPITAL SECURITIES, LLC

STATEMENT OF CASH FLOWS

	FOR THE YEAR ENDED DECEMBER 31, 2013
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (55,442)
Adjustments to reconcile net loss to net cash used in operating activities:	
Bad debt expense	85,500
(Increase) decrease in:	
Accounts receivable	(95,731)
Other current assets	26,077
Increase (decrease) in:	
Accounts payable and accrued expenses	(1,261)
Related party payable	10,500
NET CASH USED IN OPERATING ACTIVITIES	(30,357)
NET DECREASE IN CASH	(30,357)
CASH – beginning of year	103,962
CASH – end of year	$ 73,605

See accompanying notes to financial statements.

NOTE A – Organization and nature of business

NMS Capital Securities, LLC (the Company) is a non-clearing broker dealer registered with the Securities and Exchange Commission (SEC), a member of Financial Industry Regulatory Authority (FINRA) and is registered as a Dealer under the provisions of Section 8 of the Illinois Securities Law of 1953. The Company was formed as a limited liability company in the State of Illinois. The Company was formed to act as a broker-dealer.

NOTE B – Summary of significant accounting policies

Basis of accounting
The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Income is recorded when earned and expenses are recorded when incurred.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risk
The Company maintains its cash in bank deposit accounts that at times may exceed federally-insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risks related to cash.

Accounts receivable and allowance for doubtful accounts
The Company reports receivables at net realizable value. The Company recognizes an allowance for losses on accounts receivable in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company's policy is to recognize bad debt expense, if any, in operating expenses.

Investments
The Company determines the appropriate classification of marketable securities at the time of purchase or receipt and re-evaluates such designation at each balance sheet date. Marketable securities have been classified as trading and are reported at fair value with unrealized appreciation or depreciation in fair value recognized in earnings.

During the year ended December 31, 2013, the Company received 75,000 shares of restricted stock in lieu of an outstanding accounts receivable balance of $37,500. At the time of receipt, the restricted shares were deemed worthless by the Company and as such, the receivable balance was written off to bad debt expense within the Statement of Operations.

NOTE B – Summary of significant accounting policies, continued

Investments, continued
As of December 31, 2013, these restricted shares are still deemed worthless by the Company. Any future unrealized appreciation or depreciation in fair value on these trading securities will be recognized in earnings.

Income taxes
The Company was formed as a single member limited liability company. As such, the Company's income or loss and credits and deductions are passed through to its member and reported on the member's income tax return. The Company is not required to file a tax return in the federal or Illinois jurisdiction.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. As of December 31, 2013, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. It is the Company's policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company currently has no penalties or interest related to income taxes. The earliest year that the Company is subject to examination is the year ended December 31, 2010.

Events occurring after reporting date
The Company has evaluated events and transactions that occurred between December 31, 2013 and February 28, 2014, which is the date that the financial statements were available to be issued.

NOTE C – Related party transactions

Management fees for the year ended December 31, 2013 consisted of $862,500 paid to an affiliate for administrative and management services.

The Company operates out of an office leased by an affiliated entity. In accordance with an agreement, the Company has agreed to pay the affiliate $18,000 a year as reimbursement of operating expenses incurred by the parent in connection with maintaining its offices, including rent. This amount is recorded as rent expense in the Company's financial statements. Included in related party payable at December 31, 2013 is $16,500 of rent due to the related entity. Certain other general and administrative expenses are not charged to the Company and therefore not reported in the Statement of Operations. Due to the fact that these entities are under common control, the existence of this relationship could result in operating results or financial position that are significantly different from those that would have been obtained if the entities were autonomous.

The Company paid an affiliated company $20,000 in commissions for services provided for the year ended December 31, 2013.

NOTE C – Related party transactions, continued

The Company paid the Chairman of the Company, who is a registered representative, and owner of an affiliated company, $50,000 in commissions for services provided for the year ended December 31, 2013.

NOTE D – Net capital requirements

As a member organization of the FINRA, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2013 was $5,000. At December 31, 2013, the Company's net capital was $47,440 and exceeded the minimum net capital requirement by $42,440. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013 was 0.55 to 1.

NOTE E – Exemption from SEC Rule 15c3-3

The Company is a non-clearing broker dealer that does not carry securities accounts for customers or perform custodial functions relating to customer securities and is therefore exempt from the reserve requirements under SEC rule 15c3-3.

SUPPLEMENTARY INFORMATION

NMS CAPITAL SECURITIES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

		DECEMBER 31, 2013
Total Member's Equity from Statement of Financial Condition	$	62,754
Non-allowable assets:		
Accounts receivable		10,231
Other assets		5,083
Total non-allowable assets		15,314
Net capital before haircuts on securities		47,440
Haircuts on securities pursuant to Rule 15c3-1		-
Net capital		47,440
Net capital requirement (6 2/3% of aggregate indebtedness or $5,000)		5,000
Excess net capital	$	42,440
Total aggregate indebtedness	$	26,165
Percentage of aggregate indebtedness to net capital		0.55 to 1

Statement Pursuant to Paragraph (d)(4) Rule 17a-5

Reconciliation with the Company's computation of Member's Equity (included in Part II A of Form X-17A-5 as of December 31, 2013)

		DECEMBER 31, 2013
Member's equity, as reported in Company's Part II A Focus Report	$	144,454
Adjustments:		
Increase in other current assets		4,923
Net decrease in receivables		(86,623)
Member's equity, per December 31, 2013 audit report	$	62,754

NMS CAPITAL SECURITIES, LLC

STATEMENT REGARDING RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule for the year ending December 31, 2013.

SUPPLEMENTARY REPORT

SS&G
Certified Public Accountants and Advisers

Chicago Office
225 West Illinois Street
Chicago, IL 60654
312-863-2300
fax: 312-863-2301
www.SSandG.com

Providing the services that bring solutions

Member of the AICPA
Registered with the PCAOB
Founding member of LEA Global

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Board of Directors
NMS Capital Securities, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of NMS Capital Securities, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of

internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider a material weakness, as identified above, as of and for the year ended December 31, 2013:

- The Company did not record an adequate allowance for doubtful accounts at December 31, 2013. The accounts receivables were not analyzed to determine the net realizable value of the accounts. This resulted in material audit adjusting journal entries at December 31, 2013, and material differences between the Company's equity total included in Part II A of Form X-17A-5 as of December 31, 2013 and the December 31, 2013 audited financial statements.

We have considered this deficiency in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of NMS Capital Securities, LLC as of and for the year ended December 31, 2013, and this report does not affect our Independent Auditors' Report thereon dated February 28, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were not adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 28, 2014

SS&G
Certified Public Accountants and Advisers

Chicago Office
225 West Illinois Street
Chicago, IL 60654
312-863-2300
fax: 312-863-2301
www.SSandG.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
NMS Capital Securities, LLC
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by NMS Capital Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating NMS Capital Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). NMS Capital Securities, LLC's management is responsible for NMS Capital Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with the respective cash disbursement entry (disbursement made via bill pay feature that cleared bank on August 8, 2013 for $1,738; SIPC-6 filing mailed July 31, 2013 reflecting a payment for $1,738; recording of related expense of $1,738 in general ledger), noting no difference. Compared the listed assessment balance due at December 31, 2013 in the amount of $1,090 in Form SIPC-7 with the respective accrued expense entry of $1,093 in the general ledger, noting an immaterial difference of $3;

2. Compared the amounts reported on the audited Form X-17A-5 for year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting a difference of $1,123. The difference in total revenue is the result of audit adjusting journal entries. The total revenue per the SIPC-7 agrees to the total revenue in the audited financial statements for the year ended December 31, 2013.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (detail listing of commission disbursements made to another SIPC member), noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers (revenue schedule in agreement with revenue reported in the audited financial statement; commission expense detail, reporting commissions paid to SIPC member) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SS&G, Inc.

February 28, 2014

SS&G

www.SSandG.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053037 FINRA DEC
NMS CAPITAL SECURITIES LLC
433 N. CAMDEN DR. 4TH FL
BEVERLY HILLS, CA 90210-4409

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

BRAD DOOLEY 312-939-0477

2. A. General Assessment (item 2e from page 2) $ 2,828

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,738)
8/16/13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,090

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,090

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,090

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NMS CAPITAL SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 26TH day of FEBRUARY, 20 14.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,151.406
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	20,000
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	20,000
2d. SIPC Net Operating Revenues	$1,131,406
2e. General Assessment @ .0025	$2,828

(to page 1, line 2.A.)